Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Third Quarter and the First Nine Months Ended March 31, 2021

First Nine months of Fiscal Year 2021 Financial Highlights

•	Total revenues were $434.7 million, an increase of 16.2% compared to the comparable prior year period.

•	Non-GAAP gross margin was at 36.4%, compared to 35.6% for the comparable prior year period.

•	Non-GAAP net income attributable to Hollysys was $71.7 million, a decrease of 7.9% compared to the comparable prior year period.

•	Non-GAAP diluted EPS was $1.18, a decrease of 7.8% compared to the comparable prior year period.

•	Net cash provided by operating activities was $48.6 million for the current period.

•	DSO of 186 days, compared to 188 days for the comparable prior year period.

•	Inventory turnover days of 52 days, compared to 57 days for the comparable prior year period.

Third Quarter of Fiscal Year 2021 Financial Highlights

•	Total revenues were $109.9 million, an increase of 36.1% compared to the comparable prior year period.

•	Non-GAAP gross margin was at 37.5%, compared to 30.8% for the comparable prior year period.

•	Non-GAAP net income attributable to Hollysys was $18.7 million, an increase of 34.0% compared to the comparable prior year period.

•	Non-GAAP diluted EPS were at $0.31, an increase of 34.8% compared to the comparable prior year period.

•	Net cash used in operating activities was $6.4 million for the current quarter.

•	DSO of 279 days, compared to 266 days for the comparable prior year period.

•	Inventory turnover days of 58 days, compared to 71 days for the comparable prior year period.

Beijing, China – May 13, 2021– Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the third quarter and first nine months ended March 31, 2021 (see attached tables). The management of Hollysys stated:

Industrial Automation (“IA”) business finished the third quarter with revenue and new contracts at $67.5 million and $106.7 million, representing 97.1% and 68.7% YOY growth, respectively. For the first nine months of the 2021 fiscal year, IA revenue and new contracts achieved 44.1% and 34.0% YOY growth, respectively.

Hollysys Automation Technologies Ltd	Page 2
May 13, 2021

•

In the power sector, we employed sustainable development tactics in order to address the needs of former customers. By offering these various upgraded products and wider range of services, we were able to increase market share. Highlights of the quarter:

•

Signed two 2X600 MW power plant replacement contracts. This repeat business demonstrated industry recognition of Hollysys for quality system replacements, product offering depth, and reliable engineering services.

•

Signed service contracts for digital upgrades for Distributed Control Systems (“DCS”) of 2X1000MW units for a power plant. We increased the number of digital projects year-over-year increasing our sales of construction of digitally optimized factories for existing customers.

•

In the chemical and petrochemical sector, we continued to win mid- and high-profile projects through effective marketing and promotion coupled with our strong customer relationships. Highlights of the quarter included:

•

The Zhong’an United Coal Co., Ltd. (“ZAUCC”) project gained industry recognition for both economic and social benefits, and was awarded the Special Award on Science and Technology of 2019-2020 for Chinese Petroleum and Chemical Automation.

•

Signed a polycarbonate project contract in Pingdingshan, Henan Province, establishing new foothold in the polycarbonate field. This important project highlights Hollysys’ capabilities, positioning the Company to win more mid and high-profile contracts.

•

Signed a contract with China National Offshore Oil Corporation (“CNOOC”) for their Sanya gas field upgrade project. An integrated control system with upgraded products will be implemented and demonstrated in this project.

•

The installation of HollySys’ control system for CNOOC’s offshore ‘green oilfield’, zero discharge and low carbon project was successfully completed. This pilot ‘green oilfield’ program was the first domestic control system adopted by CNOOC. Hollysys’ integrated control systems successfully achieved efficiency improvement and cost reduction, while promoting low-carbon and zero discharge management of offshore oil production. The Company will participate in future exploration, construction, and development on green oilfield projects. HollySys’ offering will contribute to realizing the national goal of reducing carbon dioxide emissions and becoming carbon neutral.

•

In the food & beverage and pharmaceutical sector, we are driving technological innovation by providing high-quality engineering in partnership with our key customers. In this quarter, a contract was signed with a Shandong pharmaceutical company to provide instruments, DCS and a Safety Instrumentation System (“SIS”), for the production of 2,800 tons per year of active pharmaceutical ingredients. In addition, the Company continues to pursue cooperation agreements with other leaders in pharmaceutical industry. A significant contract was signed with one of the subsidiaries of Sino-Biopharmaceutical Limited, establishing a solid foundation for future work with the client.

Hollysys Automation Technologies Ltd	Page 3
May 13, 2021

•

In the smart factory business, we are promoting solution upgrades and staying attuned to market demands while helping clients develop technologically innovative factories with digitized solutions for production and management. Highlights of the quarter included:

•

Signed a contract to provide our smart factory solution for a Tangshan chemical company after winning the bid for a silicone smart factory project last quarter. Smart solutions for DCS+SIS+MES+BATCH+IODS were included in the offering, which marks another advancement for the Company in the Fine Chemical Smart Factory space. HollySys will construct a data integrated platform which will achieve seamless information flow between the operations and management levels, creating the foundation of the client’s digital transformation.

•

A contract was signed to provide a smart power solution for a client’s 2X125MW power plants, along with a DCS. Hollysys leverages existing skills and experience to pioneer the implementation of smart industrial platforms, customized smart solutions to meet the comprehensive needs of customers across verticals such as power, fine chemicals, etc.

•

A contract covering the production of approximately 500,000 tons of paper goods was signed with a large paper manufacturer. We offered a solution with DCS, Intelligent Operational Data System (“IODS”), instruments, etc. This project represents the largest contract amount and production scale that Hollysys has won in the paper industry, it will boost Hollysys’ industry credibility, creating a platform for the Company to further penetrate the market.

•

Aftersales business of IA is keeping a healthy pace. Under our big automation initiatives, we continued to strengthen customer relations management and improve our capabilities for wider range of solutions. Under the influence of the COVID-19 pandemic, the Company launched Fangcun smart service APP, through which users can purchase spare parts, submit service requirements, and participate in remote professional courses. The APP is also an e-commerce platform of industrial products for existing customers or partners to further enhance customer stickiness and boost future business development.

Rail business finished the quarter with revenue and new contracts at $30.7 million and $15.7 million, recording 7.0% YOY growth and 215.2% YOY growth, respectively. For the first nine months of the 2021 fiscal year, rail business revenue and new contracts showed a 7.5% YOY decrease and 10.2% YOY growth, respectively.

•

In the high-speed rail (“HSR”) sector, we continued to deliver on existing projects, while maintaining our market position in existing product lines plus exploring opportunities in new markets. HollySys continues to apply smart and upgraded solutions designed to meet the emerging needs of the market. Highlights of the quarter include:

Hollysys Automation Technologies Ltd	Page 4
May 13, 2021

•

Offering Automation Train Operation (“ATO”) to Beijing-Xiong’an Railway and offering Automation Train Protection (“ATP”) to Beijing-Harbin Railway. Our efforts are aligned with the established national rail strategies and our strong operational performance has been recognized by our clients.

•

Applying the track circuit in Sichuan-Tibet Railway resulted in winning the first place Progress Prize in Science awarded by China Communications and Transportation Association. The application marks our entry into the track circuit field and contribution to the construction and development of railway networks in southwest China.

•

In the subway sector, we continued our efforts in upgrading technologies and refining our solutions. We provided the complete system of CBTC and integrated with its subsidiary systems for the first time. The system had entered its pilot operation in Kunming Changshui Airport Express successfully. In addition, our smart metro station upgrading solution implemented in Shenzhen Subway Line 11 is helping clients establish a safer, more efficient, ecofriendly station. HollySys’ track record on SCADA, active automation improvements on existing products and integration of cloud computing, big data, AI, etc. allows us to meet the needs of an increasingly demanding marketplace.

•

With the guideline of the Fourteenth Five-Year Plan of China, Hollysys is making great strides in the area of modernization and digitalization of infrastructure construction. Our Weather Effect Monitoring solution was widely recognized and was granted with Innovation Award of Excellent Products of Highway Industry of 2020.

Mechanical and Electrical Solutions (‘M&E’) business finished the quarter with revenue and new contracts at $11.8 million and $19.6 million, recording 34.1% and 1.2% YOY decrease respectively. For the first nine months of the 2021 fiscal year, M&E revenue and new contracts recorded 3.9% and 16.4% YOY decrease, respectively.

COVID-19 remains a challenge to M&E and overseas business. We will keep monitoring the impact on this sector and risk control remains a key focus.

Third Quarter and First Nine Months Ended March 31, 2021 Unaudited Financial Results Summary

Hollysys Automation Technologies Ltd	Page 5
May 13, 2021

(In USD thousands, except for number of shares and per share data)

	Three months ended			Nine months ended
	March 31, 2021	March 31, 2020	% Change	March 31, 2021	March 31, 2020	% Change
Revenues	$109,907	80,768	36.1%	$434,702	374,106	16.2%
Integrated solutions contracts revenue	$85,769	67,673	26.7%	$333,943	301,814	10.6%
Products sales	$6,543	3,588	82.4%	$21,569	16,249	32.7%
Service rendered	$17,595	9,507	85.1%	$79,190	56,043	41.3%
Cost of revenues	$68,737	55,928	22.9%	$276,257	240,977	14.6%
Gross profit	$41,170	24,840	65.7%	$158,445	133,129	19.0%
Total operating expenses	$20,978	13,317	57.5%	$82,945	65,121	27.4%
Selling	$7,160	6,168	16.1%	$25,596	23,838	7.4%
General and administrative	$12,215	8,946	36.5%	$36,035	30,130	19.6%
Research and development	$13,159	10,221	28.7%	$41,760	32,969	26.7%
VAT refunds and government subsidies	$(11,556)	(12,018)	(3.8)%	$(20,446)	(21,816)	(6.3)%
Income from operations	$20,192	11,523	75.2%	$75,500	68,008	11.0%
Other income, net	$813	1,031	(21.1)%	$3,587	4,357	(17.7)%
Foreign exchange gain (loss)	$391	98	299.0%	$(5,277)	647	(915.6)%
Gains on disposal of an investment in an equity investee	$—	—	—	$—	5,763	(100.0)%
Share of net income (loss) of equity investees	$(2,725)	570	(578.1)%	$1,934	4,108	(52.9)%
Dividend income from equity security investments	$453	—	100.0%	$456	1,141	(60.0)%
Interest income	$3,132	3,271	(4.2)%	$9,852	9,399	4.8%
Interest expenses	$(151)	(16)	843.8%	$(428)	(135)	217.0%
Income tax expenses	$3,571	2,422	47.4%	$14,237	15,424	(7.7)%
Net income (loss) attributable to non-controlling interests	$(145)	119	(221.8)%	$(296)	(7)	4128.6%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$18,679	13,936	34.0%	$71,683	77,871	(7.9)%
Non-GAAP basic EPS	$0.31	0.23	34.8%	$1.18	1.29	(8.5)%
Non-GAAP diluted EPS	$0.31	0.23	34.8%	$1.18	1.28	(7.8)%
Share-based compensation expenses	$2,750	15	18233.3%	$3,688	55	6605.5%
Amortization of acquired intangible assets	$70	75	(6.7)%	$225	226	(0.4)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$15,859	13,846	14.5%	$67,770	77,590	(12.7)%
GAAP basic EPS	$0.26	0.23	13.0%	$1.12	1.28	(12.5)%
GAAP diluted EPS	$0.26	0.23	13.0%	$1.12	1.28	(12.5)%
Basic weighted average common shares outstanding	60,522,107	60,552,099	(0.0)%	60,502,714	60,520,329	(0.0)%
Diluted weighted average common shares outstanding	60,559,890	60,552,099	(0.0)%	60,736,180	60,694,045	0.1%

Operational Results Analysis for the Third Quarter Ended March 31, 2021

Comparing to the third quarter of the prior fiscal year, the total revenues for the three months ended March 31 2021 increased from $80.8 million to $109.9 million, representing an increase of 36.1%. Broken down by the revenue types, integrated contracts revenue increased by 26.7% to $85.8 million, products sales revenue increased by 82.4% to $6.5 million, and services revenue increased by 85.1% to $17.6 million.

Hollysys Automation Technologies Ltd	Page 6
May 13, 2021

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)

	Three months ended March 31,				Nine months ended March 31,
	2021		2020		2021		2020
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	67,454	61.4%	34,228	42.4%	242,273	55.7%	168,155	45.0%
Rail Transportation Automation	30,673	27.9%	28,672	35.5%	140,638	32.4%	152,071	40.6%
Mechanical and Electrical Solution	11,780	10.7%	17,868	22.1%	51,791	11.9%	53,880	14.4%

Total	109,907	100.0%	80,768	100.0%	434,702	100.0%	374,106	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 37.5% for the three months ended March 31, 2021, as compared to 30.8% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 25.9%, 81.2% and 77.4% for the three months ended March 31, 2021, as compared to 22.3%, 71.3% and 75.3% for the same period of the prior year, respectively. The gross margin fluctuated mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 37.4% for the three months ended March 31, 2021, as compared to 30.7% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered was 25.9%, 81.2% and 77.4% for the three months ended March 31, 2021, as compared to 22.2%, 71.3% and 75.3% for the same period of the prior year, respectively.

Selling expenses were $7.2 million for the three months ended March 31, 2021, representing an increase of $1.0 million or 16.1% compared to $6.2 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 6.5% and 7.6% for the three months ended March 31, 2021, and 2020, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $12.2 million for the quarter ended March 31, 2021, representing an increase of $3.3 million or 36.5% compared to $8.9 million for the same quarter of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 11.1% and 11.1% for quarters ended March 31, 2021 and 2020, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $15.0 million and $9.0 million for the three months ended March 31, 2021 and 2020, respectively.

Research and development expenses were $13.2 million for the three months ended March 31, 2021, representing an increase of $2.9 million or 28.7% compared to $10.2 million for the same quarter of the prior year, mainly due to increased research and development activities. Presented as a percentage of total revenues, R&D expenses were 12.0% and 12.7% for the quarter ended March 31, 2021 and 2020, respectively.

The VAT refunds and government subsidies were $11.6 million for three months ended March 31, 2021, as compared to $12.0 million for the same period in the prior year, representing a $0.4 million or 3.8% decrease.

The income tax expenses and the effective tax rate were $3.6 million and 18.5% for the three months ended March 31, 2021, respectively, as compared to $2.4 million and 14.8% for comparable prior year period, respectively.

Hollysys Automation Technologies Ltd	Page 7
May 13, 2021

The non-GAAP net income attributable to Hollysys, which excluded the non-cash share-based compensation expenses calculated based on the grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $18.7 million or $0.31 per diluted share based on 60.6 million diluted weighted average ordinary shares outstanding for the three months ended March 31, 2021. This represented a 34.0% increase from $13.9 million or $0.23 per share based on 60.6 million diluted weighted average ordinary shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $15.9 million or $0.26 per diluted share representing an increase of 14.5% from $13.8 million or $0.23 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $142.0 million of new contracts for the three months ended March 31, 2021. The backlog as of March 31, 2021 was $617.7 million. The detailed breakdown of new contracts and backlog by segments is shown below:

	New contracts achieved		Backlog
	for the three months ended March 31, 2021		as of March 31, 2021
	(In USD thousands)	% to Total Contract	(In USD thousands)	% to Total Backlog
Industrial Automation	106,666	75.0%	262,319	42.5%
Rail Transportation	15,698	11.2%	256,397	41.5%
Mechanical and Electrical Solutions	19,625	13.8%	98,939	16.0%

Total	141,989	100.0%	617,655	100.0%

Cash Flow Highlights

For the three months ended March 31, 2021, the total net cash inflow was $109.0 million. The net cash used in operating activities was $6.4 million. The net cash provided by investing activities was $112.7 million, mainly consisted of $163.8 million of matured short-term investments, partially offset by 45.7 million investment of an equity investee, 4.9 million purchases of property, plant and equipment, and $1.3 million purchases of short-term investments. The net cash provided by financing activities was $nil.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $466.1 million, $356.9 million, and $366.4 million as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively.

For the three months ended March 31, 2021, DSO was 279 days, as compared to 266 days for the comparable prior year period and 142 days for the last quarter; and inventory turnover was 58 days, as compared to 71 days for the comparable prior year period and 40 days for the last quarter.

Hollysys Automation Technologies Ltd	Page 8
May 13, 2021

Conference Call

The Company will host a conference call at 9:00 pm May 13, 2021 U.S. Eastern Time / 9:00 am May 14, 2021 Beijing Time, to discuss the financial results for fiscal year 2021 third quarter ended March 31, 2021 and business outlook.

Joining the Conference Call:

1. Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

2. In the 10 minutes prior to the call start time, you will need to use the conference access information provided in the email received at the point of registering.

Note: Due to regional restrictions some participants may receive operator assistance when joining this conference call and will not be automatically connected.

Helpful keypad commands:

*0 - Operator assistance

*6 - Self mute/unmute

Direct Event online registration: http://apac.directeventreg.com/registration/event/5252367

Please use Conference ID 5252367 for entry if the link fails to lead directly to the registration page.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies Ltd	Page 9
May 13, 2021

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd	Page 10
May 13, 2021

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In USD thousands except for number of shares and per share data)

	Three months ended Mar 31,		Nine months ended Mar 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$85,769	$67,673	$333,943	$301,814
Products sales	6,543	3,588	21,569	16,249
Revenue from services	17,595	9,507	79,190	56,043

Total net revenues	109,907	80,768	434,702	374,106
Costs of integrated solutions contracts	63,593	52,628	245,330	216,613
Cost of products sold	1,230	1,031	4,177	4,461
Costs of services rendered	3,984	2,344	26,975	20,129

Gross profit	41,100	24,765	158,220	132,903
Operating expenses
Selling	7,160	6,168	25,596	23,838
General and administrative	14,965	8,961	39,723	30,185
Research and development	13,159	10,221	41,760	32,969
VAT refunds and government subsidies	(11,556)	(12,018)	(20,446)	(21,816)

Total operating expenses	23,728	13,332	86,633	65,176
Income from operations	17,372	11,433	71,587	67,727
Other income, net	813	1,031	3,587	4,357
Foreign exchange gain (loss)	391	98	(5,277)	647
Gains on disposal of an investment in an equity investee	—	—	—	5,763
Share of net (losses) income of equity investees	(2,725)	570	1,934	4,108
Dividend income from equity security investments	453	—	456	1,141
Interest income	3,132	3,271	9,852	9,399
Interest expenses	(151)	(16)	(428)	(135)

Income before income taxes	19,285	16,387	81,711	93,007
Income taxes expenses	3,571	2,422	14,237	15,424

Net income	15,714	13,965	67,474	77,583
Net income (losses) attributable to non-controlling interests	(145)	119	(296)	(7)

Net income attributable to Hollysys Automation Technologies Ltd.	$15,859	$13,846	$67,770	$77,590
Other comprehensive (loss) income, net of tax of nil
Translation adjustments	(5,356)	(18,493)	78,297	(31,746)

Comprehensive income (loss)	10,358	(4,528)	145,771	45,837
Less: comprehensive (loss) income attributable to non-controlling interests	(165)	79	(113)	1,030

Comprehensive income (loss) attributable to Hollysys Automation Technologies Ltd.	$10,523	$(4,607)	$145,884	$44,807

Net income per share:
Basic	0.26	0.23	1.12	1.28
Diluted	0.26	0.23	1.12	1.28
Shares used in net income per share computation:
Basic	60,522,107	60,552,099	60,502,714	60,520,329
Diluted	60,559,890	60,552,099	60,736,180	60,694,045

Hollysys Automation Technologies Ltd	Page 11
May 13, 2021

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Mar- 31,	Dec- 31,
	2021	2020
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$466,079	$356,904
Short-term investments	173,549	340,904
Restricted cash	9,073	9,210
Accounts receivable, net of allowance for credit losses of $65,987 and $64,573 as of March 31, 2021 and December 31, 2020, respectively	335,778	326,606
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $12,576 and $12,322 as of March 31, 2021 and December 31, 2020, respectively	182,653	211,630
Accounts receivable retention	4,190	4,521
Other receivables, net of allowance for credit losses of $6,463 and $6,508 as of March 31, 2021 and December 31, 2020, respectively	32,140	27,712
Advances to suppliers	18,383	16,700
Amounts due from related parties	21,319	24,498
Inventories	47,559	35,898
Prepaid expenses	975	1,009
Income tax recoverable	7	7

Total current assets	1,291,705	1,355,599
Non-current assets
Restricted cash	21,522	21,512
Costs and estimated earnings in excess of billings	1,336	578
Accounts receivable retention	5,334	5,135
Prepaid expenses	1	1
Property, plant and equipment, net	88,190	88,364
Prepaid land leases, net	16,471	16,716
Intangible assets, net	1,494	1,618
Investments in equity investees	95,030	50,026
Investments securities	4,999	5,018
Goodwill	1,574	1,580
Deferred tax assets	16,913	15,237
Operating lease right-of-use assets	6,639	7,483

Total non-current assets	259,503	213,268
Total assets	1,551,208	1,568,867

Hollysys Automation Technologies Ltd	Page 12
May 13, 2021

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	321	326
Accounts payable	134,253	139,701
Construction costs payable	3,026	3,804
Deferred revenue	185,675	185,418
Accrued payroll and related expenses	15,089	30,305
Income tax payable	6,400	11,090
Warranty liabilities	8,350	7,474
Other tax payables	5,735	13,306
Accrued liabilities	35,056	36,081
Amounts due to related parties	3,632	3,959
Operating lease liabilities	2,517	2,896

Total current liabilities	400,054	434,360
Non-current liabilities
Accrued liabilities	6,784	3,966
Long-term loans	15,660	15,773
Accounts payable	1,811	1,854
Deferred tax liabilities	14,931	14,892
Warranty liabilities	4,250	3,003
Operating lease liabilities	3,815	4,227

Total non-current liabilities	47,251	43,715
Total liabilities	447,305	478,075
Commitments and contingencies	—	—
Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 61,275,099 shares and 60,855,099 shares issued and outstanding as of March 31, 2021 and December 31, 2020	61	61
Additional paid-in capital	227,731	224,981
Statutory reserves	59,039	58,954
Retained earnings*	798,184	782,408
Accumulated other comprehensive income	14,597	19,932

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,099,612	1,086,336
Non-controlling interests	4,291	4,456

Total equity	1,103,903	1,090,792
Total liabilities and equity	$1,551,208	$1,568,867

*	ASC 326 was adopted on July 1, 2020 and resulted in $22,338 adjustment to opening retained earnings

Hollysys Automation Technologies Ltd	Page 13
May 13, 2021

HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands).

	Three months ended	Nine months ended
	March 31, 2021	March 31, 2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$15,714	$67,474
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,553	7,260
Amortization of prepaid land leases	102	311
Amortization of intangible assets	80	235
Allowance for doubtful accounts	1,967	3,447
Loss on disposal of property, plant and equipment	(26)	(65)
Share of net losses (income) of equity investees	2,725	(1,934)
Share-based compensation expenses	2,750	3,688
Deferred income tax expenses	(1,675)	(4,042)
Dividends received from equity investees	91	91
Changes in operating assets and liabilities:
Accounts receivable and retention	(15,327)	(90,899)
Costs and estimated earnings in excess of billings	26,403	13,798
Inventories	(11,353)	4,244
Advances to suppliers	(1,692)	176
Other receivables	(4,671)	(2,357)
Deposits and other assets	30	(307)
Due from related parties	733	(1,268)
Accounts payable	(5,019)	8,429
Deferred revenue	1,348	34,971
Accruals and other payables	(9,238)	(813)
Due to related parties	(327)	56
Income tax payable	(4,449)	3,852
Other tax payables	(7,102)	2,277

Net cash (used in) provided by operating activities	(6,383)	48,624
Cash flows from investing activities:
Purchases of short-term investments	(1,299)	(146,004)
Purchases of property, plant and equipment	(4,868)	(11,069)
Proceeds from disposal of property, plant and equipment	1	241
Maturity of short-term investments	163,826	317,477
Proceeds from disposal of investments in equity investee	762	762
Investment of an equity investee	(45,730)	(45,730)

Net cash provided by investing activities	112,692	115,677
Cash flows from financing activities:
Proceeds from long-term bank loans	7	281
Repayments of long-term bank loans	—	(407)
Payment of dividends	—	(12,107)

Net cash provided by (used in) financing activities	7	(12,233)
Effect of foreign exchange rate changes	2,732	25,509

Net increase in cash, cash equivalents and restricted cash	$109,048	177,577
Cash, cash equivalents and restricted cash, beginning of period	$387,626	319,097
Cash, cash equivalents and restricted cash, end of period	496,674	496,674

Hollysys Automation Technologies Ltd	Page 14
May 13, 2021

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP cost of integrated contracts”, “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of the non-GAAP measures with the most directly comparable U.S. GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended		Nine months ended
	March 31,		March 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of integrated solutions contracts	$63,593	$52,628	$245,330	$216,613
Less: Amortization of acquired intangible assets	70	75	225	226

Non-GAAP cost of integrated solutions contracts	$63,523	$52,553	$245,105	$216,387

General and administrative expenses	$14,965	$8,961	$39,723	$30,185
Less: Share-based compensation expenses	2,750	15	3,688	55

Non-GAAP general and administrative expenses	$12,215	$8,946	$36,035	$30,130

Net income attributable to Hollysys Automation Technologies Ltd.	$15,859	$13,846	$67,770	$77,590

Add:
Share-based compensation expenses	2,750	15	3,688	55
Amortization of acquired intangible assets	70	75	225	226

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$18,679	$13,936	$71,683	$77,871

Weighted average number of basic ordinary shares	60,522,107	60,552,099	60,502,714	60,520,329
Weighted average number of diluted ordinary shares	60,559,890	60,552,099	60,736,180	60,694,045
Non-GAAP basic earnings per share	$0.31	$0.23	$1.18	$1.29

Non-GAAP diluted earnings per share	$0.31	$0.23	$1.18	$1.28